Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902

March 9, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tim Buchmiller

Re:    Hardinge Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2017
File No. 001-34639

Dear Mr. Buchmiller:

On behalf of Hardinge Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a telephone conversation with our outside counsel on March 8, 2017 concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 27, 2017 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which is marked to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments as relayed to our counsel in the above-referenced telephone conversation, as well as to supplement and/or modify certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included a summary of the Staff’s comments (as relayed to our outside counsel) preceding the Company’s response below.

Preliminary Proxy Statement filed February 27, 2016

1.
The Staff notes that the text of the Preliminary Proxy Statement states that Proposal 1 for consideration by the Company’s shareholders consists of voting to approve “certain amendments to [the Company’s] Restated Certificate of Incorporation to, among other things, declassify our Board of Directors and provide for the annual election of directors.” The Staff notes further that the description of the proposed amendments to the Company’s Restated Certificate of Incorporation appear to only relate to matters concerning declassification of the Company’s Board of Directors. Please include disclosure in the Proxy Statement relating to the other material proposed amendments to the Restated Certificate of Incorporation that are included in Proposal 1.

Response:

In the Preliminary Proxy Statement, the Company had included a copy of the proposed Certificate of Amendment to the Company’s Restated Certificate of Incorporation, as amended (“Restated Certificate”), featured as Appendix A to the document (the “Certificate Amendment”). In addition to the proposed amendments to declassify the Company’s Board of Directors, the Certificate Amendment also contemplates the proposed elimination of certain provisions that were also included in the Company’s By-Laws. Upon further reflection, the Company has decided not to include the elimination of such duplicative provisions in Proposal 1 and consequently, the substance of those provisions have been inserted back into the Certificate Amendment. The Certificate Amendment featured in Appendix A of the Revised Preliminary Proxy Statement is marked to reflect these insertions. The Company has, however, decided to go forward with the proposed elimination of one provision relating to the requisite voting threshold for amendments to Article 7 of the Restated Certificate (i.e., the applicable article of the certificate of incorporation which sets forth matters relating to classification of the board of directors and other related matters) as it regards that provision as a measure that was implemented to assist in preserving the classified status of the Board of Directors and would no longer be needed to the extent the shareholders approved the declassification of the Board of Directors. Accordingly, the disclosure relating to Proposal 1 has been supplemented in the Revised Preliminary Proxy Statement (and is marked to reflect the supplemental disclosure) to describe this additional provision of the Restated Certificate which would be eliminated if Proposal 1 is approved by the Company’s shareholders at the Company’s 2017 Annual Meeting.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (607) 378-4140 or the Company’s outside counsel at Phillips Lytle LLP, David J. Murray at (716) 847-5453. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Douglas J. Malone
Douglas J. Malone
Vice President and Chief Financial Officer

cc:    David J. Murray
Phillips Lytle LLP